FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 4 DATED AUGUST 12, 2010

TO THE PROSPECTUS DATED APRIL 2, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2010 relating to our offering of 375,000,000 shares of common stock, as supplemented by supplement no. 1 dated April 29, 2010, supplement no. 2 dated May 13, 2010 and supplement no. 3 dated July 28, 2010. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	information regarding the renewal of our advisory agreement;

•	information regarding leadership changes at our dealer manager;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, filed on August 11, 2010; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q, filed on August 11, 2010.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan.

On November 10, 2005, we commenced a follow-on public offering of 300.6 million shares of common stock. Of these shares, we offered 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for the follow-on public offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan registered under the initial public offering. We stopped making offers under the combined follow-on offering on November 10, 2008. We raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares in our follow-on public offering, including shares sold under the dividend reinvestment plan.

On November 11, 2008, we began to accept subscriptions for shares of our common stock in this offering. As of August 10, 2010, we had raised gross offering proceeds of approximately $1.2 billion from the sale of approximately 118.2 million shares in this offering, including shares sold under the dividend reinvestment plan. As of August 10, 2010, we had received aggregate gross offering proceeds of approximately $5.7 billion from the sale of approximately 572.9 million shares in our public offerings. After incurring approximately $113.8 million in acquisition fees, approximately $513.2 million in selling commissions and dealer-manager fees, approximately $76.0 million in other organization and offering expenses, and funding common stock redemptions of approximately $360.8 million pursuant to the share redemption program, as of August 10, 2010, we had raised aggregate net offering proceeds available for investment in properties of approximately $4.7 billion, substantially all of which had been invested in real estate properties.

On April 27, 2010, our board of directors elected to cease offering shares under our current primary offering. After June 30, 2010, we continued to accept subscription agreements only when accompanied with payment in the form of a check or wire transfer and only when all of the following criteria were met:

•	The subscription agreement was signed by the investor on or before June 30, 2010;

•	The subscription agreement and funds were received by Wells Real Estate Funds c/o Boston Financial Data Services no later than Friday, July 9, 2010; and

•	Any investment paperwork that was not in good order was cured and received by Wells Real Estate Funds c/o Boston Financial Data Services no later than by Wednesday, July 14, 2010.

Investments received in accordance with the stipulations stated above were accepted and dated once the subscription agreement was determined to be in good order, the investment had been processed, and the funds were deposited in our account.

The following criteria apply to “transfer of asset” requests that are initiated by Wells Capital, Boston Financial Data Services, or State Street Bank and Trust to seek the transfer of assets from a relinquishing institution, such as an IRA custodian, in connection with the purchase of our shares.

•	The subscription agreement must be signed by the investor on or before June 30, 2010;

•	The subscription agreement and transfer request was received by Wells Real Estate Funds c/o Boston Financial Data Services by Friday, July 9, 2010;

•	Any investment paperwork that was not in good order was cured and received by Wells Real Estate Funds c/o Boston Financial Data Services no later than by Wednesday, July 14, 2010; and

•	Proceeds from the transfer of assets must be received by Wells Real Estate Funds c/o Boston Financial Data Services by Friday, August 13, 2010.

Investments that are received in accordance with the stipulations stated above for transfer of asset requests will be accepted and dated once the subscription agreement is determined to be in good order, the investment has been processed, and the funds are received from the relinquishing institution and deposited in our account.

Indebtedness

As of June 30, 2010, our debt-to-real-estate asset ratio, that is, total borrowings divided by the sum of gross real estate assets plus gross intangible lease assets (liabilities), as reflected on the balance sheet, was approximately 17.9%. As of August 10, 2010, we had total outstanding indebtedness of approximately $0.9 billion, which consisted of $12.2 million outstanding on the fixed-rate Bank Zenit loan, $63.4 million outstanding on the Cranberry Woods Drive variable-rate term mortgage loan, and $835.6 million outstanding under mortgage loans with fixed interest rates, or with interest rates that are effectively fixed when considered in connection with an interest rate swap.

Renewal of our Advisory Agreement

On August 1, 2010, we entered a new advisory agreement upon expiration of the prior advisory agreement. The new agreement is substantially the same as the advisory agreement in place immediately prior to August 1, 2010, except for certain immaterial revisions and the following changes.

Wells Real Estate Advisory Services II, LLC (“WREAS II”), an indirectly wholly owned subsidiary of Wells Real Estate Funds, has been engaged to act as our external advisor instead of Wells Capital. WREAS II has executed master services agreements with Wells Capital and Wells Management Company, its affiliates, whereby WREAS II may retain the use of Wells Capital’s and Wells Management’s employees as necessary to perform the services required under the new agreement, and in return, will reimburse them for the associated personnel costs.

Wells Real Estate Funds has joined the agreement in order to guarantee the performance of the services to be provided by WREAS II and the payment of any amounts payable by WREAS II pursuant to the agreement. Such guarantee will apply to any amendments or renewals of the agreement provided Wells Real Estate Funds’ obligations are not materially increased by such renewal or amendment without its consent. Upon termination of

WREAS II, Wells Real Estate Funds’ guaranteed obligations will terminate except with respect to obligations arising or accruing prior to WREAS II’s termination.

The term of the agreement is five months instead of one year and will terminate on December 31, 2010, subject to an unlimited number of successive one-year renewals. As with the prior agreement, the new agreement may be terminated, without cause or penalty, by either party upon providing 60 days’ prior written notice to the other party.

The agreement clarifies that in connection with our obligation to reimburse WREAS II’s personnel costs in connection with providing certain services, bonuses paid to personnel of WREAS II or its affiliates are excluded. This exclusion is consistent with our prior practice.

The agreement provides that the asset management fee related to the recently acquired Energy Center I Building will be treated the same as the asset management fee related to the Lindbergh Center Buildings and will be calculated as 0.5% of the “adjusted cost” of the property (as defined in the new agreement), which is lower than the 0.625% rate currently used for the rest of the portfolio. The asset management fee related to the rest of the portfolio remains unchanged by the agreement.

The agreement provides that to the extent the reimbursement of any expense is limited or eliminated in connection with a subsequent advisory agreement for the period commencing on January 1, 2011, then any such limitation or elimination will be retroactive to the date of the new agreement. However, if such limitation merely reflects a requested reduction in the future level of services provided by WREAS II, then the limitation will not be retroactive.

Leadership Changes at Our Dealer Manager

On June 25, 2010, John F. Kleinsteuber resigned as President of our dealer manager, Wells Investment Securities. Thomas E. Larkin, the Chief Executive Officer and Chairman of Wells Investment Securities, replaced Mr. Kleinsteuber as President.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also our consolidated financial statements and the notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2009. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Factors” in our prospectus dated April 2, 2010.

Overview

During the periods presented, we have continued to receive investor proceeds under our public offerings and to invest those proceeds in real estate assets and to repay borrowings. These activities have precipitated fluctuations within the results of our property operations. Effective June 30, 2010, we closed this primary offering, which will impact the composition of our capital resources going forward.

Liquidity and Capital Resources

Overview

Through the second quarter of 2010, we have continued to raise capital from the sale of shares under our public offerings and have invested the majority of those proceeds in real properties. Effective June 30, 2010, we concluded our primary offering of shares; however, we will continue to offer shares in this offering through our dividend reinvestment plan. In the second quarter of 2010, we sought and obtained an investment-grade credit rating from two major ratings agencies, and entered into a $500.0 million, three-year replacement credit facility with a syndicate of lenders led by JPMorgan Chase Bank, N.A. We anticipate using a combination of equity proceeds on hand and future debt proceeds to fund additional real estate investments. However, in the near term, we may opt to use a portion of our equity proceeds to repay outstanding borrowings as we continue to actively seek suitable real estate investment opportunities. Going forward, we anticipate using a portion of our future dividend reinvestment plan proceeds to fund future share redemptions (subject to the limitations of our share redemption program), and to make residual dividend reinvestment plan proceeds available to fund capital improvements for our properties and for additional real estate investments.

In July 2010, our board of directors approved an amendment to our share redemption plan (the “SRP”) pursuant to which we are to resume “Ordinary Redemptions” (those sought in cases other than within two years of a stockholder’s death or a “qualifying disability”) effective September 30, 2010 at a price currently equal to 60.0% of the price at which the share was originally issued.

We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future distributions to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, our expectations of future operating cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

Short-term Liquidity and Capital Resources

During the six months ended June 30, 2010, we generated net cash flows from operating activities of $114.7 million, which consists primarily of receipts of rental payments, tenant reimbursements, hotel room fees, and interest earned on cash balances, reduced by payments for operating costs, interest expense, asset and property management fees, general and administrative expenses, and acquisition fees and expenses. Along with other sources of cash, net cash flows from operating activities were used to fund distributions to stockholders of approximately $152.9 million during this period. We expect to use the majority of our future net cash flow from operating activities to fund distributions to stockholders as well. Please refer to the “Distributions” section below for additional information regarding the sources of cash used to fund future distributions to stockholders.

During the six months ended June 30, 2010, we generated net proceeds from the sale of common stock under this offering, net of commissions, dealer-manager fees, and acquisition fees, offering cost reimbursements, and share redemptions of $279.8 million, of which $233.5 million was used to fund investments in new and existing properties. We are actively pursuing real estate investment opportunities and intend to use equity proceeds on hand, in combination with additional borrowings, to fund additional real estate investments.

We believe that we have adequate liquidity and capital resources to meet our current obligations as they come due. As of June 30, 2010, we held cash balances in excess of $100 million and had access to the full borrowing capacity under our JPMorgan Chase Credit Facility of $500.0 million.

Long-term Liquidity and Capital Resources

Over the long term, we expect that our primary sources of capital will include operating cash flows, proceeds from our dividend reinvestment plan, proceeds from secured or unsecured borrowings from third-party lenders, and, if and when deemed appropriate, proceeds from strategic property sales. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, repaying or refinancing debt, operating expenses, interest expense, distributions, and redemptions of shares of our common stock under our share redemption program.

We have a policy of maintaining our debt level at no more than 50% of the cost of our assets (before depreciation) and, ideally, at significantly less than this 50% debt-to-real-estate asset ratio. This conservative leverage goal could reduce the amount of current income we can generate for our stockholders, but it also reduces their risk of loss. We believe that preserving investor capital while generating stable current income is in the best interest of our stockholders. As of June 30, 2010, our debt-to-real-estate asset ratio was approximately 17.9%.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect to use substantially all future net operating cash flows to fund distributions to stockholders. We expect to use a portion of our future dividend reinvestment plan proceeds to fund future share redemptions (subject to the limitations of our share redemption program), and to make residual dividend reinvestment plan proceeds available to fund capital improvements required for our properties and to fund additional real estate investments.

We believe that we are experiencing a negative trend in our ability to fully cover stockholder distributions with operational cash flow due to, among other factors, recent challenges that we have experienced in locating properties that would meet our investment objectives at prices that would generate the same level of return that our portfolio has generated in the past. While operational cash flow from our properties remain strong, economic downturns in our core markets or in the particular industries in which our tenants operate could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire, either of which circumstance could further adversely affect our ability to fund future distributions to stockholders. We are continuing to carefully monitor our cash flows and market conditions and their impact on our earnings and future distribution projections. Rather than to risk compromising the investment objectives of the fund, or to accumulate significant borrowings, our board of directors may elect to lower future stockholder distributions.

Contractual Commitments and Contingencies

Our contractual obligations as of June 30, 2010 will become payable in the following periods (in thousands):

Contractual Obligations	Total	2010	2011-2012	2013-2014	Thereafter
Debt obligations	$952,518	$133,542	$153,023	$127,610	$538,343
Interest obligations on debt(1)	275,634	29,003	90,048	77,509	79,074
Capital lease obligations(2)	664,000	—	78,000	466,000	120,000
Purchase obligations(3)	3,329	3,329	—	—	—
Operating lease obligations	227,405	1,234	4,980	5,114	216,077

Total	$2,122,886	$167,108	$326,051	$676,233	$953,494

(1)	Interest obligations are measured at the contractual rate for fixed-rate date debt, or at the effectively fixed-rate for variable- rate debt with interest rate swaps agreements.
(2)

Amounts include principal obligations only. We made interest payments on these obligations of $20.6 million during the six months ended June 30, 2010, all of which was funded with interest income earned on the corresponding investments in development authority bonds.

(3)	Represents purchase commitments for Cranberry Woods Drive Phase II, all of which relates to construction overruns that are recoverable from the tenant.

Results of Operations

Overview

Our results of operations are not indicative of those expected in future periods as a result of acquiring properties during the periods presented and potential future acquisitions of real estate assets.

Comparison of the three months ended June 30, 2009 versus the three months ended June 30, 2010

Rental income increased slightly from $107.5 million for the three months ended June 30, 2009 to $111.1 million for the three months ended June 30, 2010, primarily due to properties acquired or placed into service in the second quarter of 2010. Absent changes to the leases currently in place at our properties and future real estate acquisitions, rental income is expected to remain at similar levels consistent in future periods.

Tenant reimbursements and property operating costs decreased from $26.3 million and $42.4 million, respectively, for the three months ended June 30, 2009 to $23.2 million and $41.2 million, respectively, for the three months ended June 30, 2010, primarily due to 2010 decreases in utility usage and rates, and property taxes. Absent changes to the leases currently in place at our properties and future acquisitions, future tenant reimbursement fluctuations are generally expected to correspond with future property operating cost reimbursements.

Hotel income, net of hotel operating costs, decreased from $1.4 million for the three months ended June 30, 2009 to $0.8 million for the three months ended June 30, 2010, primarily due to a decrease in food, beverage and banquet sales and additional operating costs related to a quality-of-service initiative. Hotel income and hotel operating costs are primarily driven by the local economic conditions and, as a result, are expected to fluctuate in the future primarily based on changes in the supply of, and demand for, hotel and banquet space in Cleveland, Ohio similar to that offered by the Key Center Marriot hotel.

Asset and property management fees remained relatively stable at $9.5 million for the three months ended June 30, 2009, as compared to $9.4 million for the three months ended June 30, 2010. We expect asset and property management fees to increase in the short term as we acquire additional properties. Such increases are subject to the asset management fee ceiling and other limitations outlined in the advisory agreement. Please refer to Note 7. Related-Party Transactions and Agreements in the accompanying consolidated financial statements for additional details.

Acquisition fees and expenses increased from $3.6 million for the three months ended June 30, 2009 to $4.3 million for the three months ended June 30, 2010, primarily due to raising more proceeds from the sale of shares under the this offering during the second quarter of 2010 than during the second quarter of 2009. Wells REIT II incurs acquisition fees equal to 2.0% of gross offering proceeds raised. Please refer to Note 7. Related-Party Transactions and Agreements in the accompanying consolidated financial statements for additional details. We expect future acquisition fees and expenses to decrease significantly as a result of closing the primary offering of shares effective June 30, 2010.

Depreciation increased from $22.7 million for the three months ended June 30, 2009 to $25.1 million for the three months ended June 30, 2010, primarily due to properties acquired or placed into service in the second quarter of 2010. Excluding the impact of future property acquisitions and changes to leases currently in place at our properties, depreciation is expected to continue to increase slightly in future periods, as compared to historical periods, due to owning new properties for a full period and ongoing capital improvements at our properties.

Amortization remained relatively consistent at $30.3 million for the three months ended June 30, 2009, as compared to $29.1 million for the three months ended June 30, 2010. Excluding the impact of future property acquisitions and changes to the leases currently in place at our properties, amortization is expected to increase slightly in future periods due to owning new properties for a full period.

General and administrative expenses decreased from $9.2 million for the three months ended June 30, 2009 to $6.4 million for the three months ended June 30, 2010, primarily due to non-recurring costs incurred in 2009 in connection with a prospective acquisition that did not close.

Interest expense remained relatively stable at $23.4 million for the three months ended June 30, 2009, as compared to $22.9 million for the three months ended June 30, 2010. Future interest expense will depend largely upon our ability to secure financings or re-financings, the timing and availability of opportunities to acquire real estate assets consistent with our investment objectives, and changes in market interest rates. We anticipate using additional borrowings, along with equity proceeds on hand, to fund anticipated future acquisitions of real estate.

Interest and other income remained relatively consistent at $10.3 million for the three months ended June 30, 2009, as compared to $10.4 million for the three months ended June 30, 2010. Interest income is expected to remain relatively consistent in future periods as well given that the majority of this activity consists of interest income earned on investments in development authority bonds, which had a weighted-average remaining term of approximately 7.2 years as of June 30, 2010. Interest income earned on investments in development authority bonds is entirely offset by interest expense incurred on the corresponding capital leases.

We recognized a gain on interest rate swaps that do not qualify for hedge accounting treatment of $12.3 million for the three months ended June 30, 2009, as compared to a loss of $14.3 million for the three months ended June 30, 2010. We anticipate that future gains (losses) on interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily due to changes in the estimated fair value of our interest rate swaps relative to then-current market conditions. Market value adjustments to swaps that qualify for hedge accounting treatment are recorded directly to equity, and therefore do not impact net income (loss).

We recognized net income attributable to Wells REIT II of $16.8 million ($0.04 per share) for the three months ended June 30, 2009, as compared to a net loss of $6.9 million ($0.01 per share) for the three months ended June 30, 2010. The decrease is primarily attributable to recognizing a $12.3 million gain on interest rate swaps for the three months ended June 30, 2009, as compared to a $14.3 million loss on interest rate swaps for the three months ended June 30, 2010, partially offset by a $2.9 million decrease in general and administrative costs due to non-recurring costs incurred in 2009 in connection with a prospective acquisition that did not close. Absent future fluctuations in the market value of our interest rate swaps that do not qualify for hedge accounting treatment and the impact of future acquisitions, we expect future net income to increase somewhat as a result of lower acquisition fees due to closing this primary offering effective June 30, 2010. Should the decline in the U.S. real estate markets continue for a prolonged period of time, the creditworthiness of our tenants and our ability to achieve market rents comparable to the leases currently in place at our properties may suffer and could lead to a decline in net income over the long-term.

Comparison of the six months ended June 30, 2009 versus the six months ended June 30, 2010

Rental income increased slightly from $214.4 million for the six months ended June 30, 2009 to $218.9 million for the six months ended June 30, 2010, primarily due to properties acquired or placed into service in the second quarter of 2010. Absent changes to the leases currently in place at our properties and future real estate acquisitions, rental income is expected to remain at similar levels consistent in future periods.

Tenant reimbursements and property operating costs decreased from $52.2 million and $84.9 million, respectively, for the six months ended June 30, 2009, to $46.6 million and $82.0 million, respectively, for the six months ended June 30, 2010, primarily due to 2010 decreases in utility usage and rates, and property taxes. Absent changes to the leases currently in place at our properties and future acquisitions, future tenant reimbursement fluctuations are generally expected to correspond with future property operating cost reimbursements.

Hotel income, net of hotel operating costs, decreased from $1.8 million for the six months ended June 30, 2009 to $0.9 million for the six months ended June 30, 2010 due to a decrease in average daily rates, and decreases in food, beverage and banquet sales and additional operating costs related to a quality-of-service initiative. Hotel income and hotel operating costs are primarily driven by the local economic conditions and, as a result, are expected to fluctuate in the future primarily based on changes in the supply of, and demand for, hotel and banquet space in Cleveland, Ohio similar to that offered by the Key Center Marriot hotel.

Asset and property management fees remained relatively stable at $18.8 million for the six months ended June 30, 2009, as compared to $18.7 million for the six months ended June 30, 2010. We expect asset and property management fees to increase in the short term as we acquire additional properties. Such increases are subject to the asset management fee ceiling and other limitations outlined in the advisory agreement. Please refer to Note 7. Related-Party Transactions and Agreements in the accompanying consolidated financial statements for additional details.

Acquisition fees and expenses decreased from $12.4 million for the six months ended June 30, 2009 to $7.7 million for the six months ended June 30, 2010, primarily due to writing off $5.6 million of unapplied acquisition fees and expenses in the first quarter of 2009 that related to prior periods in connection with implementing a prospective accounting rule change. We expect future acquisition fees and expenses to decrease significantly as a result of closing the primary offering of shares to those who did not commit to invest by June 30, 2010, as Wells REIT II incurs acquisition fees equal to 2.0% of gross offering proceeds raised. Please refer to Note 7. Related-Party Transactions and Agreements in the accompanying consolidated financial statements for additional details.

Depreciation increased from $44.7 million from the six months ended June 30, 2009 to $48.7 million for the six months ended June 30, 2010, primarily due to properties acquired or placed into service in the second quarter of 2010. Excluding the impact of future property acquisitions and changes to leases currently in place at our properties, depreciation is expected to continue to increase slightly in future periods, as compared to historical periods, due to owning new properties for a full period and ongoing capital improvements at our properties.

Amortization remained relatively consistent at $60.3 million for the six months ended June 30, 2009, as compared to $58.3 million for the six months ended June 30, 2010. Excluding the impact of future property acquisitions and changes to the leases currently in place at our properties, future amortization is expected to continue to increase slightly in future periods, as compared to historical periods, due to owning new properties for a full period.

General and administrative expenses decreased from $16.0 million for the six months ended June 30, 2009 to $12.4 million for the six months ended June 30, 2010, primarily due to non-recurring costs incurred in 2009 in connection with a prospective acquisition that did not close.

Interest expense remained relatively stable at $45.2 million for the six months ended June 30, 2009, as compared to $45.4 million for the six months ended June 30, 2010. Future interest expense will depend largely upon our ability to secure financings or re-financings, the timing and availability of opportunities to acquire real estate assets consistent with our investment objectives, and changes in market interest rates. We anticipate using additional borrowings, along with equity proceeds on hand, to fund anticipated future acquisitions of real estate.

Interest and other income remained relatively consistent at $20.6 million for the six months ended June 30, 2009, as compared to $20.7 million for the six months ended June 30, 2010. Interest income is expected to remain relatively consistent in future periods as well given that the majority of this activity consists of interest income earned on investments in development authority bonds, which had a weighted-average remaining term of approximately 7.2 years as of June 30, 2010. Interest income earned on investments in development authority bonds is entirely offset by interest expense incurred on the corresponding capital leases.

We recognized a loss on foreign currency exchange contract of $0.6 million for the six months ended June 30, 2009. Gains (losses) on foreign currency exchange contract are primarily impacted by fluctuations in value of the U.S. dollar compared to the Russian rouble. We settled the foreign currency exchange contract on April 1, 2009 with a payment of $8.2 million.

We recognized a gain on interest rate swaps that do not qualify for hedge accounting treatment of $17.1 million for the six months ended June 30, 2009, as compared to a loss of $19.2 million for the six months ended June 30, 2010. We anticipate that future gains (losses) on interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily due to changes in the estimated fair value of our interest rate swaps relative to then-current market conditions. Market value adjustments to swaps that qualify for hedge accounting treatment are recorded directly to equity, and therefore do not impact net income (loss).

We recognized net income attributable to Wells REIT II of $23.6 million ($0.05 per share) for the six months ended June 30, 2009, as compared to a net loss of $4.4 million ($0.01 per share) for the six months ended June 30, 2010. The decrease is primarily due to recognizing a $17.1 million gain on interest rate swaps for the six months ended June 30, 2009, as compared to a $19.2 million loss on interest rate swaps for the six months ended June 30, 2010, partially offset by a decrease in acquisition fees and expenses due to the non-recurring write-off of unapplied acquisition fees and expenses in connection with implementing a prospective accounting rule change in 2009. Absent future fluctuations in the market value of our interest rate swaps that do not qualify for hedge accounting treatment and the impact of future acquisitions, we expect future net income to increase somewhat as a result of lower acquisition fees due to closing the primary offering of this offering to those who did not agree to invest by June 30, 2010. Should the decline in the U.S. real estate markets continue for a prolonged period of time, the creditworthiness of our tenants and our ability to achieve market rents comparable to the leases currently in place at our properties may suffer and could lead to a decline in net income over the long term.

Distributions

The amount of distributions that we pay to our common stockholders is determined by our board of directors and is dependent upon a number of factors, including the funds available for distribution to common stockholders, our financial condition, our capital expenditure requirements, our expectations of future sources of liquidity and the annual distribution requirements necessary to maintain our status as a REIT under the Code.

When evaluating the amount of cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as presented in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. As provided in the prospectuses for our public offerings, acquisition-related costs are funded with cash generated from the sale of common stock in our public offering and, therefore, do not utilize cash generated from operations. Acquisition-related costs include acquisition fees payable to our advisor (see Note 7 to our accompanying consolidated financial statements), customary third-party costs, such as legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs, and other miscellaneous costs directly related to our investments in real estate.

During the six months ended June 30, 2010, we paid total distributions to common stockholders, including $81.2 million reinvested in our common stock pursuant to our dividend reinvestment plan, of $152.9 million. During this period, we generated net cash from operating activities of $114.7 million, which has been reduced by $7.7 million for acquisition-related costs that were funded with cash generated from the sale of common stock under our public offerings. Of the remaining $30.5 million of distributions paid to stockholders in 2010, $28.1 million was funded with cumulative operating cash flows generated in prior periods and the remaining $2.4 million was funded with other sources of cash.

Stockholder distributions paid in the second quarter of 2010 exceeded current-period operating cash flows (after adjustment for certain acquisition-related costs, as described above), plus prior-period accumulated operating cash flows. We believe that the negative trend in our ability to fully cover stockholder distributions with operational cash flow has been precipitated by, among other factors, recent challenges that we have experienced in locating properties that would meet our investment objectives at prices that would generate the same level of return that our portfolio has generated in the past. While operational cash flow from our properties remain strong, economic downturns in our core markets or in the particular industries in which our tenants operate, could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire, either of which circumstance could further adversely affect our ability to fund future distributions to stockholders. We are continuing to carefully monitor our cash flows and market conditions and their impact on our earnings and future distribution projections. Rather than to risk compromising the investment objectives of the fund, or to accumulate significant borrowings, our board of directors may elect to lower future stockholder distributions.

On June 1, 2010, our board of directors declared distributions for stockholders of record from June 16, 2010 through September 15, 2010 in an amount equal to an annualized distribution of $0.60 per share, which is consistent with the prior periods presented in this report on a per-share basis. We expect that the cash distributions paid to stockholders will be funded from net cash generated by operating activities and other sources of cash. We expect to pay this distribution in September 2010.

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Wells TRS is a wholly owned subsidiary of Wells REIT II that is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform certain additional, non-customary services for tenants of our buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of future cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of June 30, 2010 and December 31, 2009, Wells REIT II had the following gross intangible in-place lease assets and liabilities (in thousands):

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
June 30, 2010	$151,613	$556,484	$497,730	$150,345

December 31, 2009	$153,189	$557,365	$489,567	$150,081

For the six months ended June 30, 2010 and the year ended December 31, 2009, Wells REIT II recognized the following amortization of intangible lease assets and liabilities (in thousands):

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the six months ended June 30, 2010	$8,637	$30,807	$25,361	$7,259

For the year ended December 31, 2009	$17,912	$64,108	$51,266	$14,570

The remaining net intangible assets and liabilities as of June 30, 2010 will be amortized as follows (in thousands):

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the six months ending December 31, 2010	$8,293	$29,660	$24,824	$7,213

For the years ending December 31:
2011	14,088	52,399	46,189	14,145
2012	10,420	44,048	41,010	13,585
2013	8,501	38,417	37,985	13,281
2014	7,411	33,114	34,869	12,696
Thereafter	15,683	98,864	107,170	34,227

	$64,396	$296,502	$292,047	$95,147

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and we are required to write-off the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In the event that the discounted cash flows of the original in-place lease stream do not exceed the discounted modified in-place lease stream, we adjust the carrying value of the intangible lease assets to the discounted cash flows and recognize an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessee

In-place ground leases where we are the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management’s estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases. Wells REIT II had a gross below-market lease asset of approximately $110.7 million and $110.7 million as of June 30, 2010 and December 31, 2009, and recognized amortization of this asset of approximately $1.0 million for the six months ended June 30, 2010 and approximately $2.1 million for the year ended December 31, 2009.

As of June 30, 2010, the remaining net below-market lease asset will be amortized as follows (in thousands):

For the year ending December 31:
2010	$1,035
2011	2,069
2012	2,069
2013	2,069
2014	2,069
Thereafter	95,553

$104,864

Related–Parties

Transactions and Agreements

We have entered into agreements with our advisor, WREAS II, and its affiliates, whereby we pay certain fees and reimbursements to WREAS II or its affiliates, for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 7 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Assertion of Legal Action Against Related-Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. (“Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, the Chairman of our Board of Directors; Wells Capital; Wells Management, our property manager; certain affiliates of WREF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.

On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT.

On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff’s motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants’ motion for summary judgment and granting, in part, the plaintiff’s motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted “material” information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial. A trial date has not been set.

Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Wells Management, or their affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	obligations under operating leases;

•	obligations under capital leases;

•	commitments under existing lease agreements; and

•	litigation.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per-share amounts)

	(Unaudited) June 30, 2010	December 31, 2009
Assets:
Real estate assets, at cost:
Land	$565,944	$553,515
Buildings and improvements, less accumulated depreciation of $363,054 and $314,348 as of June 30, 2010 and December 31, 2009, respectively	3,234,097	2,991,502
Intangible lease assets, less accumulated amortization of $353,007 and $320,733 as of June 30, 2010 and December 31, 2009, respectively	465,762	500,493
Construction in progress	6,413	87,073

Total real estate assets	4,272,216	4,132,583

Cash and cash equivalents	106,070	102,725
Tenant receivables, net of allowance for doubtful accounts of $3,522 and $4,117 as of June 30, 2010 and December 31, 2009, respectively	104,131	97,679
Prepaid expenses and other assets	22,745	23,468
Deferred financing costs, less accumulated amortization of $3,512 and $4,181 as of June 30, 2010 and December 31, 2009, respectively	11,274	6,300
Intangible lease origination costs, less accumulated amortization of $205,683 and $184,977 as of June 30, 2010 and December 31, 2009, respectively	292,047	304,590
Deferred lease costs, less accumulated amortization of $13,737 and $11,072 as of June 30, 2010 and December 31, 2009, respectively	44,795	42,719
Investment in development authority bonds	664,000	664,000

Total assets	$5,517,278	$5,374,064

Liabilities:
Line of credit and notes payable	$952,518	$946,936
Accounts payable, accrued expenses, and accrued capital expenditures	110,778	89,312
Due to affiliates	4,528	5,996
Distributions payable	12,994	13,096
Deferred income	23,959	23,990
Intangible lease liabilities, less accumulated amortization of $55,198 and $48,552 as of June 30, 2010 and December 31, 2009, respectively	95,147	101,529
Obligations under capital leases	664,000	664,000

Total liabilities	1,863,924	1,844,859

Commitments and Contingencies (Note 5)	—	—

Redeemable Common Stock	46,444	805,844

Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; 531,767,349 and 499,895,448 shares issued and outstanding as of June 30, 2010 and December 31, 2009, respectively	5,318	4,999
Additional paid-in capital	4,747,491	4,461,980
Cumulative distributions in excess of earnings	(1,092,219)	(935,019)
Redeemable common stock	(46,444)	(805,844)
Other comprehensive loss	(12,427)	(8,029)

Total Wells Real Estate Investment Trust II, Inc. stockholders’ equity	3,601,719	2,718,087
Nonredeemable Noncontrolling interests	5,191	5,274

Total equity	3,606,910	2,723,361

Total liabilities, redeemable common stock, and equity	$5,517,278	$5,374,064

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per-share amounts)

	(Unaudited) Three Months Ended June 30,		(Unaudited) Six Months Ended June 30,
	2010	2009	2010	2009
Revenues:
Rental income	$111,135	$107,544	$218,891	$214,367
Tenant reimbursements	23,241	26,294	46,605	52,165
Hotel income	5,357	5,621	9,399	9,977
Other property income	356	194	768	480

	140,089	139,653	275,663	276,989
Expenses:
Property operating costs	41,231	42,395	82,003	84,887
Hotel operating costs	4,515	4,222	8,451	8,186
Asset and property management fees:
Related-party	8,420	8,414	16,733	16,772
Other	1,004	1,039	2,005	2,062
Depreciation	25,128	22,724	48,707	44,700
Amortization	29,094	30,309	58,323	60,257
General and administrative	6,359	9,214	12,407	16,020
Acquisition fees and expenses	4,278	3,572	7,668	12,396

	120,029	121,889	236,297	245,280

Real estate operating income	20,060	17,764	39,366	31,709

Other income (expense):
Interest expense	(22,934)	(23,394)	(45,400)	(45,216)
Interest and other income	10,353	10,295	20,664	20,641
Loss on foreign currency exchange contract	—	—	—	(582)
Gain (loss) on interest rate swaps	(14,323)	12,320	(19,183)	17,111

	(26,904)	(779)	(43,919)	(8,046)

Gain (loss) before income tax (expense) benefit	(6,844)	16,985	(4,553)	23,663
Income tax (expense) benefit	(20)	(140)	216	77

Net income (loss)	(6,864)	16,845	(4,337)	23,740

Less: Net income attributable to noncontrolling interests	23	63	41	103

Net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc.	$(6,887)	$16,782	$(4,378)	$23,637

Per-share information – basic and diluted:
Net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc.	$(0.01)	$0.04	$(0.01)	$0.05

Weighted-average common shares outstanding - basic and diluted	518,715	459,549	511,905	452,864

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

(in thousands, except per-share amounts)

	Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc. Stockholders’ Equity	Nonredeemable Noncontrolling Interests	Total Equity
	Shares	Amount
Balance, December 31, 2009	499,895	$4,999	$4,461,980	$(935,019)	$(805,844)	$(8,029)	$2,718,087	$5,274	$2,723,361
Issuance of common stock	35,043	350	350,076	—	—	—	350,426	—	350,426
Redemptions of common stock	(3,171)	(31)	(31,349)	—	—	—	(31,380)	—	(31,380)
Decrease in redeemable common stock	—	—	—	—	759,400	—	759,400	—	759,400
Distributions to common stockholders ($0.30 per share)	—	—	—	(152,822)	—	—	(152,822)	—	(152,822)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(124)	(124)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(29,038)	—	—	—	(29,038)	—	(29,038)
Other offering costs	—	—	(4,178)	—	—	—	(4,178)	—	(4,178)
Components of comprehensive income:
Net loss attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	(4,378)	—	—	(4,378)	—	(4,378)
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	41	41
Market value adjustment to interest rate swap	—	—	—	—	—	(4,398)	(4,398)	—	(4,398)

Comprehensive loss	—	—	—	—	—	—	(8,776)	41	(8,735)

Balance, June 30, 2010	531,767	$5,318	$4,747,491	$(1,092,219)	$(46,444)	$(12,427)	$3,601,719	$5,191	$3,606,910

	Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc. Stockholders’ Equity	Nonredeemable Noncontrolling Interests	Total Equity
	Shares	Amount
Balance, December 31, 2008	442,009	$4,420	$3,943,266	$(694,751)	$(661,340)	$(14,812)	$2,576,783	$5,428	$2,582,211
Issuance of common stock	33,207	332	331,735	—	—	—	332,067	—	332,067
Redemptions of common stock	(6,398)	(64)	(60,440)	—	—	—	(60,504)	—	(60,504)
Increase in redeemable common stock	—	—	—	—	(22,822)	—	(22,822)	—	(22,822)
Distributions to common stockholders ($0.30 per share)	—	—	—	(135,146)	—	—	(135,146)	—	(135,146)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(145)	(145)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(27,688)	—	—	—	(27,688)	—	(27,688)
Other offering costs	—	—	(4,492)	—	—	—	(4,492)	—	(4,492)
Components of comprehensive income:
Net income attributable to common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	23,637	—	—	23,637	—	23,637
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	103	103
Foreign currency translation adjustment	—	—	—	—	—	251	251	—	251
Market value adjustment to interest rate swap	—	—	—	—	—	6,240	6,240	—	6,240

Comprehensive income	—	—	—	—	—	—	30,128	103	30,231

Balance, June 30, 2009	468,818	$4,688	$4,182,381	$(806,260)	$(684,162)	$(8,321)	$2,688,326	$5,386	$2,693,712

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	(unaudited) Six months ended June 30,
	2010	2009
Cash Flows from Operating Activities:
Net income (loss)	$(4,337)	$23,740
Adjustments to reconcile net income to net cash provided by operating activities:
Straight-line rental income	(3,450)	(6,239)
Depreciation	48,707	44,700
Amortization	61,373	63,448
Loss (gain) on interest rate swaps	14,477	(21,392)
Remeasurement gain on foreign currency	(628)	(538)
Loss on foreign currency exchange contract	—	582
Noncash interest expense	9,308	8,214
Changes in assets and liabilities:
(Increase) decrease in tenant receivables, net	(2,630)	256
(Increase) decrease in prepaid expenses and other assets	(4,265)	7,650
Decrease in accounts payable and accrued expenses	(1,426)	(4,214)
Decrease in due to affiliates	(2,396)	(4,563)
Decrease in deferred income	(31)	(5,436)

Net cash provided by operating activities	114,702	106,208

Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(233,452)	(88,321)
Deferred lease costs paid	(3,470)	(2,772)

Net cash used in investing activities	(236,922)	(91,093)

Cash Flows from Financing Activities:
Deferred financing costs paid	(7,223)	(3,301)
Proceeds from lines of credit and notes payable	—	294,206
Repayments of lines of credit and notes payable	(1,093)	(429,696)
Distributions paid to noncontrolling interests	(197)	(145)
Issuance of common stock	346,014	328,434
Redemptions of common stock	(31,380)	(60,504)
Distributions paid to stockholders	(71,696)	(59,799)
Distributions paid to stockholders and reinvested in shares of our common stock	(81,228)	(75,382)
Commissions on stock sales and related dealer-manager fees paid	(23,425)	(24,162)
Other offering costs paid	(4,451)	(5,891)

Net cash provided by (used in) financing activities	125,321	(36,240)

Net increase (decrease) in cash and cash equivalents	3,101	(21,125)
Effect of foreign exchange rate on cash and cash equivalents	244	442
Cash and cash equivalents, beginning of period	102,725	86,334

Cash and cash equivalents, end of period	$106,070	$65,651

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010

(unaudited)

1.	Organization

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), an affiliate of Wells Real Estate Advisory Services II, LLC (“WREAS II”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include Wells REIT II and all subsidiaries of Wells REIT II, including consolidated joint ventures, Wells OP II, and Wells OP II’s direct and indirect subsidiaries. See Note 7 for a discussion of the advisory services provided by WREAS II.

As of June 30, 2010, Wells REIT II owned controlling interests in 68 office properties, one industrial property, and one hotel, which include 92 operational buildings. These properties are comprised of approximately 22.2 million square feet of commercial space and are located in 23 states, the District of Columbia, and Moscow, Russia. Of these properties, 66 are wholly owned and four are owned through consolidated joint ventures. As of June 30, 2010, the office properties and industrial property were approximately 93.4% leased (office properties alone were approximately 95.9% leased).

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock, of which 185.0 million shares were reserved for issuance through Wells REIT II’s dividend reinvestment plan (“DRP”), pursuant to a Registration Statement filed on Form S-11 with the SEC (the “Initial Public Offering”). Except for continuing to offer shares for sale through its DRP, Wells REIT II stopped offering shares for sale under the Initial Public Offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under the Initial Public Offering, including shares sold under the DRP through March 2006. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock, of which 0.6 million shares were reserved for issuance under Wells REIT II’s DRP, pursuant to a Registration Statement filed on Form S-11 with the SEC (the “Follow-On Offering”). On April 14, 2006, Wells REIT II amended the aforementioned registration statements to offer in a combined prospectus 300.6 million shares registered under the Follow-On Offering and 174.4 million unsold shares related to the DRP originally registered under the Initial Public Offering. Wells REIT II raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares under the Follow-On Offering, including shares sold under the DRP, through November 2008. Wells REIT II stopped offering shares for sale under the Follow-On Offering on November 10, 2008.

On November 11, 2008, Wells REIT II commenced a third offering of up to 375.0 million shares of common stock pursuant to a Registration Statement filed on Form S-11 with the SEC (the “Third Offering”). Under the Third Offering registration statement, as amended, Wells REIT II offered up to 300.0 million shares of common stock in a primary offering for $10 per share, with discounts available to certain categories of purchasers, and up to 75.0 million shares pursuant to its DRP at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of its common stock. On April 27, 2010, Wells REIT II’s board of directors elected to cease offering shares in the primary offering of the Third Offering effective June 30, 2010. As of June 30, 2010, Wells REIT II had raised gross offering proceeds of approximately $1.1 billion from the sale of approximately 112.7 million shares under the Third Offering, including shares sold under the DRP. From July 1, 2010 through July 31, 2010, Wells REIT II has accepted $52.4 million additional gross offering proceeds from the sale of approximately 5.2 million additional shares under the Third Offering, which sales were agreed to by the investor on or before June 30, 2010. Wells REIT II will continue to offer shares through its DRP, as amended.

As of June 30, 2010, Wells REIT II had raised gross offering proceeds from the sale of common stock under the Initial Public Offering, the Follow-On Offering, and the Third Offering of approximately $5.7 billion. After deductions from such gross offering proceeds for payments of selling commissions and dealer-manager fees of approximately $508.1 million, acquisition fees of approximately $112.7 million, other organization and offering expenses of approximately $75.9 million, and common stock redemptions paid pursuant to our share redemption program of approximately $356.9 million, Wells REIT II had received aggregate net offering proceeds of approximately $4.6 billion. Substantially all of Wells REIT II’s net offering proceeds have been invested in real estate.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that in the event Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells REIT II have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year’s results. Wells REIT II’s consolidated financial statements include the accounts of Wells REIT II, Wells OP II, and any variable interest entity in which Wells REIT II or Wells OP II was deemed the primary beneficiary. For further information, refer to the financial statements and footnotes included in Wells REIT II’s Annual Report on Form 10-K for the year ended December 31, 2009.

Redeemable Common Stock

Effective April 30, 2010, Wells REIT II amended its share redemption program (“SRP”) to limit all redemptions during any calendar year, including those sought within two years of a stockholder’s death, to those that can be funded from 100% of the net proceeds from the DRP during that calendar year, and terminated the insurance-backed funding agreement described below. As a result, as of June 30, 2010, Wells REIT II recorded redeemable common stock as temporary equity in the accompanying consolidated balance sheet equal to the amount of proceeds raised under the DRP in the current calendar year, less the amount previously paid to redeem shares in the current calendar year.

As of December 31, 2009, the SRP, as then amended, required Wells REIT II to honor all redemption requests made within two years following the death of a stockholder and required Wells REIT II to honor certain other redemption requests up to the amount of proceeds raised in the current calendar year. Further, at that time, Wells REIT II had an insurance-backed source of funding for the redemption of shares under the SRP in the event that an unusually large number of redemption requests were sought due to the death of its investors. As the decision to honor redemptions was outside of the control of Wells REIT II and an insurance agreement provided Wells REIT II with the ability to fund all redemptions sought within two years following the death of a stockholder, as of December 31, 2009, Wells REIT II recorded redeemable common stock in the temporary equity section of the accompanying consolidated balance sheet equal to the sum of (i) the present value of the future estimated deductible amounts under the insurance agreement, and (ii) the amount of proceeds raised from the sale of shares under the DRP in the current calendar year, less the amount previously paid to redeem shares in the current calendar year.

Interest Rate Swap Agreements

Wells REIT II enters into interest rate swap contracts to mitigate its interest rate risk on the related financial instruments. Wells REIT II does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells REIT II records the fair value of its interest rate swaps either as prepaid expenses and other assets or as accounts payable, accrued expenses, and accrued capital expenditures. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of a hedge, if any, is recognized currently in earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swaps. Amounts received or paid under interest rate swap agreements are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.

The following tables provide additional information related to Wells REIT II’s interest rate swaps as of June 30, 2010 and December 31, 2009 (in thousands):

		Estimated Fair Value as of
Instrument Type	Balance Sheet Classification	June 30, 2010	December 31, 2009
Derivatives designated as hedging instruments:
Interest rate contracts	Accounts payable	$12,510	$8,112

Derivatives not designated as hedging instruments:
Interest rate contracts	Accounts payable	$42,201	$27,723

	Six Months Ended June 30,
	2010	2009
Market value adjustment to interest rate swap designated as a hedge instrument and included in other comprehensive income	$(4,398)	$6,240

Gain (loss) on interest rate swaps recognized through earnings	$(19,183)	$17,111

During the periods presented, Wells REIT II did not (i) reclassify any portion of unrecognized losses in other comprehensive income to earnings, or (ii) recognize gains (losses) for the ineffective portion of swaps that qualify for hedge accounting treatment.

Foreign Currency Exchange Contract

On October 2, 2007, Wells REIT II entered into a foreign currency exchange contract to hedge its exposure to fluctuations in the U.S. dollar to Russian rouble exchange rate in connection with a Russian rouble denominated contract to purchase Dvintsev Business Center – Tower B upon completion of construction. This contract did not qualify for hedge accounting treatment; accordingly, its estimated fair value was adjusted through earnings until it was settled on April 1, 2009 with a payment of approximately $8.2 million to the counterparty.

Foreign Currency Measurement

Wells REIT II’s Russian subsidiary uses the U.S. dollar as its functional currency and, accordingly, maintains its books and records in U.S. dollars. Gains or losses may result from remeasuring cash or debt denominated in currencies other than our functional currency, and from transactions executed in currencies other than our functional currency due to a difference in the exchange rate in place when the transaction is initiated and the exchange rate in place when the transaction is settled. Such remeasurement gains or losses are included in general and administrative expenses in the accompanying consolidated statements of operations.

Prior to July 1, 2009, Wells REIT II’s Russian subsidiary used the Russian rouble as its functional currency and, accordingly, maintained its books and records in Russian roubles. During this period, Wells REIT II’s Russian subsidiary translated its assets and liabilities into U.S. dollars at the exchange rate in place as of the balance sheet date, and translated its revenues and expenses into U.S. dollars at the average exchange rate for the periods presented. Net exchange gains or losses resulting from the translation of these financial statements from Russian roubles to U.S. dollars were recorded in other comprehensive loss in the accompanying consolidated statements of equity through June 30, 2009.

Fair Value Measurements

Wells REIT II estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures, which became effective for financial assets and liabilities on January 1, 2008. Under this standard, fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 –	Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2 –	Assets and liabilities valued based on observable market data for similar instruments.

Level 3 –	Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Such assets or liabilities are valued based on the best available data, some of which may be internally developed. Significant assumptions may include risk premiums that a market participant would consider.

Wells REIT II records its interest rate swaps at fair value estimated using level 2 techniques and assumptions, as defined above. The fair value of Wells REIT II’s interest rate swaps were $54.7 million and $35.8 million at June 30, 2010 and December 31, 2009, respectively. Please refer to the Interest Rate Swap Agreements disclosure above for additional details.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

Wells TRS II, LLC (“Wells TRS”) is a wholly owned subsidiary of Wells REIT II and is organized as a Delaware limited liability company and operates, among other things, a full-service hotel. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform certain additional, noncustomary services for tenants of its buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells REIT II to continue to qualify as a REIT, Wells REIT II must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells REIT II for 2010. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Wells REIT II records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) clarified previously issued GAAP and issued new requirements related to Accounting Standards Codification Topic Fair Value Measurements and Disclosures (“ASC 820”). The clarification component includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between the levels in the fair value hierarchy, as well as the individual components in the rollforward of the lowest level (Level 3) in the fair value hierarchy. This change in GAAP was effective for Wells REIT II beginning January 1, 2010, except for the provision concerning the rollforward of activity of the Level 3 fair value measurement, which will become effective for Wells REIT II on January 1, 2011. The adoption of ASC 820 did not have a material impact on Wells REIT II’s consolidated financial statements or disclosures.

3.	Real Estate Acquisitions

							Intangibles
Property Name	City	State	Acquisition Date	Land	Buildings and Improvements	Deferred Lease Costs	Intangible Lease Assets	Intangible Lease Origination	Below- Market Lease Liability	Total Purchase Price	Lease Details
Sterling Commerce Center	Columbus	OH	3/8/2010	$1,793	$32,459	$—	$680	$2,515	$(877)	$36,570	(1)
550 King Street Buildings	Boston	MA	4/1/2010	8,632	77,897	—	2,074	5,346	—	93,949	(2)
Cranberry Woods Drive-
Phase II	Cranberry	PA	6/1/2010	8,303	84,071	4,765	—	—	—	97,139	(3)
Houston Energy Center I	Houston	TX	6/28/2010	4,734	81,309	—	2,996	4,961	—	94,000	(4)

				$23,462	$275,736	$4,765	$5,750	$12,822	$(877)	$321,658

(1)	100% leased to AT&T under a 10-year lease.
(2)	100% leased to International Business Machines (IBM) under a 10-year lease.
(3)	100% leased to Westinghouse Electric Company under a 15-year lease with options to extend for three successive periods up to five years for each at then-prevailing market rental rates.
(4)	100% leased to Foster Wheeler USA Corp under an eight-year lease.

Please refer to Application of Critical Accounting Policies for a discussion of the estimated useful life for each asset class.

4.	Line of Credit and Notes Payable

As of June 30, 2010 and December 31, 2009, Wells REIT II had the following indebtedness outstanding (in thousands):

Facility	June 30, 2010	December 31, 2009
222 E. 41st Street Building mortgage note	$158,371	$153,130
100 East Pratt Street Building mortgage note	105,000	105,000
Wildwood Buildings mortgage note	90,000	90,000
5 Houston Center Building mortgage note	90,000	90,000
Manhattan Towers Building mortgage note	75,000	75,000
Cranberry Woods Drive mortgage note	63,396	63,396
80 Park Plaza Building mortgage note	58,898	56,978
263 Shuman Boulevard Building mortgage note	49,000	49,000
800 North Frederick Building mortgage note	46,400	46,400
One West Fourth Street Building mortgage note	42,486	43,408
SanTan Corporate Center mortgage notes	39,000	39,000
Highland Landmark Building mortgage note	33,840	33,840
Three Glenlake Building mortgage note	25,561	25,414
One and Four Robbins Road Buildings mortgage note	23,000	23,000
215 Diehl Road Building mortgage note	21,000	21,000
1580 West Nursery Road Buildings mortgage note	19,366	19,786
Bank Zenit loan (11.61%)	6,430	6,633
Bank Zenit loan (14.00%)	5,770	5,951

Total indebtedness	$952,518	$946,936

On May 7, 2010, Wells REIT II entered into a $500.0 million, three-year, unsecured revolving credit facility with a syndicate of lenders led by JPMorgan Chase Bank, N.A. as administrative agent (the “JPMorgan Chase Credit Facility”) to replace the $245.0 million unsecured revolving financing facility with Wachovia Bank, N.A./Wells Fargo Bank, N.A. At June 30, 2010, Wells OP II had no amounts outstanding under the JPMorgan Chase Line of Credit.

The JPMorgan Chase Credit Facility provides for interest to be incurred based on, at the option of Wells REIT II, the London Interbank Offered Rate (“LIBOR”) for one-, two-, three- or six-month periods, plus an applicable margin ranging from 2.60% to 3.40% (the “LIBOR Rate”), or at an alternate base rate, plus an applicable margin ranging from 1.60% to 2.40% (the “Base Rate”). The base rate for any day is the greatest of (1) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect in its principal office in New York City for such day; (2) the federal funds rate for such day plus 0.50%; or (3) the one-month LIBOR Rate, for such day plus 1.00%. The margin component of the LIBOR Rate and the Base Rate is determined based on Wells REIT II’s corporate credit rating, as long as it has such a rating, or on Wells REIT II’s leverage ratio, as defined, if it does not have a corporate credit rating. Additionally, Wells REIT II will incur a facility fee on the aggregate revolving commitment ranging from 0.40% to 0.60% per annum, which is also determined based on Wells REIT II’s corporate credit rating, as long as it has such a rating, or on its leverage ratio, if it does not have a corporate credit rating.

Under the JPMorgan Chase Credit Facility, interest on LIBOR Rate loans is payable in arrears on the last day of each interest period; interest on Base Rate loans is payable in arrears, on the first day of each month. Wells REIT II is required to repay all outstanding principal balances and accrued interest by May 7, 2013.

Wells REIT II is subject to a $25.0 million limitation on letters of credit that may be issued under the JPMorgan Chase Credit Facility. In addition, the JPMorgan Chase Credit Facility contains the following restrictive covenants:

•	limits the ratio of debt to total asset value, as defined, to 50% or less during the term of the facility;

•	limits the ratio of secured debt to total asset value, as defined, to 40% or less during the term of the facility;

•	requires the ratio of unencumbered asset value, as defined, to total unsecured debt to be at least 2:1 at all times;

•	requires maintenance of certain interest and fixed-charge coverage ratios;

•	limits the ratio of secured recourse debt to total asset value, as defined, to 10% or less at all times;

•	requires maintenance of certain minimum tangible net worth balances; and

•	limits investments that fall outside Wells REIT II’s core investments of improved office and industrial properties located in the United States.

As of June 30, 2010, Wells REIT II believes it was in compliance with the restrictive covenants on its outstanding debt obligations.

During the six months ended June 30, 2010 and 2009, Wells REIT II made interest payments of approximately $21.2 million and $21.7 million, respectively, including amounts capitalized of approximately $0.5 million and $1.5 million, respectively.

The estimated fair value of Wells REIT II’s notes payable as of June 30, 2010 and December 31, 2009, was approximately $985.1 million and $907.7 million, respectively. Wells REIT II estimated the fair value of its line of credit by obtaining estimates for similar facilities from multiple lenders as of the respective reporting dates. The fair values of all other debt instruments were estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5.	Commitments and Contingencies

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As of June 30, 2010, no tenants have exercised such options that had not been materially satisfied.

Litigation

From time to time, Wells REIT II is party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings of which management would consider the outcome to be reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

6.	Supplemental Disclosures of Noncash Investing and Financing Activities

Outlined below are significant noncash investing and financing transactions for the six months ended June 30, 2010 and 2009 (in thousands):

	Six months ended June 30,
	2010	2009
Other liabilities assumed upon acquisition of properties	$6,878	$—

Noncash interest accruing to notes payable	$7,308	$6,824

Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$(4,398)	$6,240

Accrued capital expenditures and deferred lease costs	$2,809	$13,495

Acquisition fees due to affiliate	$631	$155

Commissions on stock sales and related dealer-manager fees due to affiliate	$1,254	$1,027

Other offering costs due to affiliate	$831	$816

Distributions payable to stockholders	$12,994	$11,524

Discounts applied to issuance of common stock	$4,412	$3,633

(Decrease) increase in redeemable common stock	$(759,400)	$22,822

7.	Related-Party Transactions and Agreements

Advisory Agreement

Effective August 1, 2010, Wells REIT II entered into an agreement (the “Advisory Agreement”) with WREAS II to perform certain key functions on behalf of Wells REIT II, including, among others, the investment of capital proceeds and management of day-to-day operations. The Advisory Agreement expires on December 31, 2010 and may be terminated, without cause or penalty, by either party upon providing 60 days’ prior written notice to the other party. WREAS II has executed master services agreements with Wells Capital and Wells Management whereby WREAS II may retain the use of Wells Capital’s and Wells Management’s employees as necessary to perform the services required under the Advisory Agreement, and in return, shall reimburse Wells Capital and Wells Management for the associated personnel costs. Further, under the terms of the Advisory Agreement, WREF guarantees WREAS II’s performance of services and any amounts payable to Wells REIT II in connection therewith.

Under the terms of the Advisory Agreement, Wells REIT II incurs fees and reimbursements payable to WREAS II and its affiliates for services as described below:

•	Reimbursement of organization and offering costs paid by WREAS II and its affiliates on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•

Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses WREAS II and its affiliates for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•

Monthly asset management fees equal to one-twelfth of 0.625% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures until the monthly payment equals $2,708,333.33 (or $32.5 million annualized). The monthly payment remains capped at that amount until the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures is at least $6.5 billion, after which the monthly asset management fee will equal one-twelfth of 0.5% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures. However, monthly asset management fees shall be assessed on the Lindbergh Center Buildings and the Energy Center I Building, which were acquired on July 1, 2008 and June 28, 2010, respectively, at one-twelfth of 0.5% immediately. The amount of asset management fees paid in any three-month period is limited to 0.25% of the average of the preceding three months’ net asset value calculations less Wells REIT II’s outstanding debt;

•

Reimbursement for all costs and expenses WREAS II and its affiliates incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries (but excluding bonuses) and other employee-related expenses of WREAS II and its affiliates employees, who perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which WREAS II and its affiliates receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•

For any property sold by Wells REIT II, other than part of a “bulk sale” of assets, as defined, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•

Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells REIT II are not listed on an exchange; and

•

Listing fee of 10% of the amount by which the market value of the stock plus distributions paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Under the terms of the Advisory Agreement, Wells REIT II is required to reimburse WREAS II and its affiliates for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity proceeds raised. As of June 30, 2010, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.7 million related to the Initial Public Offering, $28.8 million related to the Follow-On Offering, and $15.4 million related to the Third Offering, which represents approximately 1.6%, 1.1%, and 1.4% of cumulative gross proceeds raised by Wells REIT II under each offering, respectively.

Dealer-Manager Agreement

With respect to the Third Offering, Wells REIT II was party to a dealer-manager agreement (the “Dealer-Manager Agreement”) with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earned a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers. Wells REIT II pays no commissions on shares issued under its DRP.

Additionally, with respect to the Third Offering, Wells REIT II was required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker dealers. Wells REIT II pays no dealer-manager fees on shares issued under its DRP.

Property Management, Leasing, and Construction Agreement

Wells REIT II and Wells Management Company (“Wells Management”), an affiliate of WREAS II, are party to a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction of certain Wells REIT II properties:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•

Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the three months and six months ended June 30, 2010 and 2009, respectively (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Commissions, net of discounts(1)(2)	$10,896	$9,101	$18,163	$17,637
Asset management fees	7,520	7,484	14,921	14,912
Acquisition fees(3)	3,997	3,374	6,920	6,570
Administrative reimbursements, net(4)	3,771	2,929	6,883	5,786
Dealer-manager fees, net of discounts(1)	3,983	3,275	6,463	6,418
Other offering costs(1)	2,296	2,463	4,178	4,492
Property management fees	900	930	1,812	1,860
Construction fees(5)	47	114	124	242

Total	$33,410	$29,670	$59,464	$57,917

(1)	Commissions, dealer-manager fees, and other offering costs are charged against equity as incurred.
(2)	Substantially all commissions were re-allowed to participating broker-dealers during the three months and six months ended June 30, 2010 and 2009.
(3)	Costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor, Wells Capital, are expensed as incurred.
(4)

Administrative reimbursements are presented net of reimbursements from tenants of approximately $0.6 million for each of the three month periods ended June 30, 2010 and 2009, and approximately $1.3 million for each of the six month periods ended June 30, 2010 and 2009.

(5)	Construction fees are capitalized to real estate assets as incurred.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, or leasing commissions during the three months or six months ended June 30, 2010 and 2009, respectively.

Due to Affiliates

The detail of amounts due to WREAS II and its affiliates is provided below as of June 30, 2010 and December 31, 2009 (in thousands):

	June 30, 2010	December 31, 2009
Administrative reimbursements	$1,434	$1,893
Commissions and dealer-manager fees	1,254	53
Other offering cost reimbursements	831	1,104
Acquisition fees	631	195
Asset and property management fees	378	2,751

	$4,528	$5,996

Economic Dependency

Wells REIT II has engaged WREAS II, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the property management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II’s common stock, as well as other administrative responsibilities for Wells REIT II, including accounting services, stockholder communications, and investor relations. Further, WREAS II has engaged Wells Capital to retain the use of its employees to carry out certain of the services enlisted above. As a result of these relationships, Wells REIT II is dependent upon WREAS II, Wells Capital, Wells Management, and WIS.

WREAS II, Wells Capital, Wells Management, and WIS are owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). Historically, the operations of WREAS II, Wells Capital, Wells Management, and WIS have represented substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of WREAS II, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF’s subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by other WREF-sponsored real estate programs, as well as distribution income earned from equity interests in another REIT. As of June 30, 2010, Wells REIT II has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow from operations, cash on hand and other investments, necessary to meet its current and future obligations as they become due.

8.	Comprehensive Income (Loss)

The detail of comprehensive income (loss) is provided below for the three and six months ended June 30, 2010 and 2009, respectively (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net income (loss)	$(6,864)	$16,845	$(4,337)	$23,740
Foreign currency translation adjustment	—	409	—	251
Market value adjustment to interest rate swap	(3,542)	4,216	(4,398)	6,240

Comprehensive income (loss)	(10,406)	21,470	(8,735)	30,231
Less: Comprehensive income attributable to noncontrolling interests	23	63	41	103

Comprehensive income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	$(10,429)	$21,407	$(8,776)	$30,128

9.	Subsequent Events

Wells REIT II has evaluated subsequent events in connection with the preparation of its consolidated financial statements and notes thereto included in this prospectus supplement and notes the following items:

Status of the Public Offering

From July 1, 2010 to July 31, 2010, Wells REIT II has accepted $52.4 million of additional gross offering proceeds from the sale of approximately 5.2 million additional shares under the Third Offering, which sales were agreed to by the investor on or before the effective close date for the primary offering of June 30, 2010.

Pending Amendment to SRP

On July 21, 2010, the board of directors of Wells REIT II approved an amendment to the SRP. The amendment will take effect 30 days from the filing of this Quarterly Report on Form 10-Q. The amendment provides that “Ordinary Redemptions” (all redemptions other than those that occur within two years following a stockholder’s death or qualifying disability) will resume on September 30, 2010, at a redemption price equal to 60.0% of the price at which the share was originally issued by Wells REIT II. The new redemption price for Ordinary Redemptions will remain in effect until the date that Wells REIT II publishes an estimate of the value of a share of its common stock which estimate is not based on the most recent prices paid in a public offering of the common stock (the “Net Asset Value Publication Date”). As amended, this price will automatically adjust for special distributions and to account for certain recapitalizations. On or after the Net Asset Valuation Date, the Ordinary Redemption price will be 95.0% of the estimated per share value. The amended SRP treats all currently pending Ordinary Redemption requests received prior to the announcement of this amendment as withdrawn in light of the change in redemption price. The amendment does not change redemption prices for redemptions that occur within two years of a stockholder’s death or qualifying disability, which redemptions will continue to be effected at the price at which the shares were originally issued (in most cases, $10.00 per share) until the Net Asset Value Publication Date.

The amendment also limits participation in the SRP to exclude shares purchased from another stockholder if the purchase occurs after the announcement of the amendment, i.e., if shares are transferred for value by a stockholder after July 27, 2010, the transferee and all subsequent holders of such shares are not eligible to participate in the SRP with respect to such shares.

Additionally, the amendment increases the number of shares that Wells REIT II may redeem. Previously, prior to their suspension, Ordinary Redemptions were limited in any calendar year to those that could be effected with 50% of the net proceeds from the sale of shares in the DRP during such calendar year. Such cap has been eliminated by the amendment. However, the SRP continues to limit Ordinary Redemptions and “qualifying disability” redemptions so that such redemptions (in aggregate) in any calendar year do not exceed 5% of the weighted-average number of shares of common stock outstanding in the prior calendar year. In addition, total redemptions (including those within two years of a stockholder’s death) are not permitted to the extent they would cause both (i) the aggregate amount paid for all redemptions during the then-current calendar year to exceed 100% of the net proceeds of the DRP during such calendar year and (ii) the total number of shares redeemed during the then-current calendar year to exceed 5% of the weighted-average number of shares outstanding in the prior calendar year. Previously, total redemptions were limited to 100% of the net proceeds of the DRP during such calendar year.

Amendment to DRP

On July 21, 2010, the board of directors approved an amendment to the DRP. Previously, the DRP provided for share purchases to be made at the higher of $9.55 per share or 95% of the estimated value per share. As amended, the purchase price will remain $9.55 per share until the Net Asset Value Publication Date. Thereafter, the purchase price will be 95.5% of the estimated per share value of a share of common stock. The amendment also provides voting rights to fractional shares acquired through the plan. Previously, only whole shares acquired through the plan were entitled to vote.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 2, 2010, supplement no. 1 dated April 29, 2010, supplement no. 2 dated May 13, 2010, supplement no. 3 dated July 28, 2010 and supplement no. 4 dated August 13, 2010.

Supplement no. 1 includes:

•	the status of our public offerings.

Supplement no. 2 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	entering into a replacement credit facility;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2010, filed on May 11, 2010; and

•	our unaudited financial statements as of and for the three months ended March 31, 2010, as filed in our Quarterly Report on Form 10-Q, filed on May 11, 2010.

Supplement no. 3 includes:

•	the status of our public offerings;

•	the appointment of E. Nelson Mills as our President;

•	an amendment to our share redemption program; and

•	an amendment to our dividend reinvestment plan.

Supplement no. 4 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	information regarding the renewal of our advisory agreement;

•	information regarding leadership changes at our dealer manager;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, filed on August 11, 2010; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q, filed on August 11, 2010.